CUSIP No. 42805E-10-8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Heska Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

42805E-306

(CUSIP Number)

Kevin S. Wilson
3760 Rocky Mountain Avenue
Loveland, CO 80538
(970) 775-2247
With a copy to:

Rudolph C. Shepard
Stradling Yocca Carlson & Rauth, P.C.
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660
(919) 725-4000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 26, 2014

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS Kevin S. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 206,061 (2)
	8.	SHARED VOTING POWER 336,662 (3)
	9.	SOLE DISPOSITIVE POWER 206,061 (2)
	10.	SHARED DISPOSITIVE POWER 336,662 (3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,723 (2)(3)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The percentage owned is based on 6,875,278 shares of Common Stock outstanding as of May 31, 2016, as reported by the Issuer in its Form 8-K filed with the Commission on June 6, 2016.

(2)	Includes 180,000 shares owned by Mr. Wilson and 26,061 shares underlying outstanding options which are exercisable or will become exercisable within 60 days of the date hereof.

(3)
Includes 124,099 shares owned by Cuattro, LLC, a limited liability company which is 100% owned by Mr. Wilson, his spouse Shawna M. Wilson ("Mrs. Wilson"), and trusts for the benefit of his children and family for which a third party is trustee. Also includes 20,092 shares owned by Mrs. Wilson, 53,728 shares held in trust for the benefit of his children and family for which a third party is trustee, and 138,743 shares held by the Wilson Family Trust, a trust for the benefit of Mr. and Mrs. Wilson's family for which Mr. Wilson and Mrs. Wilson are trustees. Mr. Wilson disclaims beneficial ownership of the shares held by Mrs. Wilson and trusts for the benefit of Mr. and Mrs. Wilson's family and children other than the Wilson Family Trust.

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1.	NAMES OF REPORTING PERSONS The Wilson Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER --0--
	8.	SHARED VOTING POWER 138,743 (1)
	9.	SOLE DISPOSITIVE POWER --0--
	10.	SHARED DISPOSITIVE POWER 138,743 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,743 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO (Trust)

(1)
Mr. Wilson and Mrs. Wilson, as trustees of this trust, may be deemed to share with this trust voting and dispositive power over these shares. The percentage owned is based on 6,875,278 shares of Common Stock outstanding as of May 31, 2016, as reported by the Issuer in its Form 8-K filed with the Commission on June 6, 2016.

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1.	NAMES OF REPORTING PERSONS Cuattro, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER --0--
	8.	SHARED VOTING POWER 124,099 (1)
	9.	SOLE DISPOSITIVE POWER --0--
	10.	SHARED DISPOSITIVE POWER 124,099 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,099 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO (LLC)

(1)
Mr. Wilson may be deemed to share with Cuattro, LLC voting and dispositive power over these shares. The percentage owned is based on 6,875,278 shares of Common Stock outstanding as of May 31, 2016, as reported by the Issuer in its Form 8-K filed with the Commission on June 6, 2016.

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1.	NAMES OF REPORTING PERSONS Shawna M. Wilson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,092 (2)
	8.	SHARED VOTING POWER 192,471 (3)
	9.	SOLE DISPOSITIVE POWER 20,092 (2)
	10.	SHARED DISPOSITIVE POWER 192,471 (3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,563 (2)(3)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The percentage owned is based on 6,875,278 shares of Common Stock outstanding as of May 31, 2016, as reported by the Issuer in its Form 8-K filed with the Commission on June 6, 2016.

(2)	Includes 20,092 shares owned by Mrs. Wilson.

(3)
Includes 53,728 shares held in trusts for the benefit of her children and family for which a third party is trustee. Also includes 138,743 shares held by the Wilson Family Trust. Mrs. Wilson disclaims beneficial ownership of the shares held by the trusts for the benefit of Mr. and Mrs. Wilson's children and family other than the Wilson Family Trust.

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1.	NAMES OF REPORTING PERSONS The Christian Kyle Wilson Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,432 (2)
	8.	SHARED VOTING POWER --0--
	9.	SOLE DISPOSITIVE POWER 13,432 (2)
	10.	SHARED DISPOSITIVE POWER --0--
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,432 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO (Trust)

(1)	The percentage owned is based on 6,875,278 shares of Common Stock outstanding as of May 31, 2016, as reported by the Issuer in its Form 8-K filed with the Commission on June 6, 2016.

(2)	This trust is managed by Clint Roth, an independent, non-related trustee in Waddell, AZ.

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1.	NAMES OF REPORTING PERSONS The Collin Michael Wilson Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,432 (2)
	8.	SHARED VOTING POWER --0--
	9.	SOLE DISPOSITIVE POWER 13,432 (2)
	10.	SHARED DISPOSITIVE POWER --0--
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,432 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO (Trust)

(1)	The percentage owned is based on 6,875,278 shares of Common Stock outstanding as of May 31, 2016, as reported by the Issuer in its Form 8-K filed with the Commission on June 6, 2016.

(2)	This trust is managed by Clint Roth, an independent, non-related trustee in Waddell, AZ.

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1.	NAMES OF REPORTING PERSONS The Conner Jacob Wilson Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,432 (2)
	8.	SHARED VOTING POWER --0--
	9.	SOLE DISPOSITIVE POWER 13,432 (2)
	10.	SHARED DISPOSITIVE POWER --0--
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,432 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO (Trust)

(1)	The percentage owned is based on 6,875,278 shares of Common Stock outstanding as of May 31, 2016, as reported by the Issuer in its Form 8-K filed with the Commission on June 6, 2016.

(2)	This trust is managed by Clint Roth, an independent, non-related trustee in Waddell, AZ.

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1.	NAMES OF REPORTING PERSONS The Cora L. Wilson Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,432 (2)
	8.	SHARED VOTING POWER --0--
	9.	SOLE DISPOSITIVE POWER 13,432 (2)
	10.	SHARED DISPOSITIVE POWER --0--
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,432 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO (Trust)

(1)	The percentage owned is based on 6,875,278 shares of Common Stock outstanding as of May 31, 2016, as reported by the Issuer in its Form 8-K filed with the Commission on June 6, 2016.

(2)	This trust is managed by Clint Roth, an independent, non-related trustee in Waddell, AZ.

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EXPLANATORY NOTE: The reporting persons identified below are filing this Schedule 13D statement to report their beneficial ownership of the outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Heska Corporation, a Delaware corporation ("Heska").

Item 1. Security and Issuer
This Schedule 13D relates to the Common Stock of Heska. Heska's principal executive office is located at 3760 Rocky Mountain Avenue, Loveland, CO, 80538.
Item 2. Identity and Background
Reporting Persons
(a)    This Schedule 13D is filed by (i) Kevin Wilson; (ii) Shawna M. Wilson; (iii) the Christian Kyle Wilson Trust; (iv) the Collin Michael Wilson Trust; (v) the Conner Jacob Wilson Trust; (vi) the Cora L. Wilson Trust (with Christian, Collin, Conner, and Cora, collectively referred to hereinafter as the "Children" and the trusts collectively as the "Children's Trusts"); (vii) Cuattro, LLC ("Cuattro") and (viii) the Wilson Family Trust (collectively, the "Reporting Persons").
(b)    The business address of Mr. Wilson is 851 Elkhorn, Bachelor Gulch, Avon, CO 81620. The business address of Shawna M. Wilson is PO Box 4605, Edwards, CO 81632. The business address of Clint Roth, Trustee of the Children's Trusts is 6404 North 185th Ave, Waddell, AZ 85355-9508. The business address of Cuattro is PO Box 4605, Edwards, CO, 81632.
(c)    Cuattro is in the business of developing radiography systems. The principal occupation of Mr. Wilson is the President and CEO of Heska and the founder of Cuattro. Shawna M. Wilson and the Children are not employed and are not seeking employment.
(d)    During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e)    During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    Cuattro is organized under the laws of Delaware. Mr. Wilson, Shawna M. Wilson, and the Children are citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
On February 24, 2013, Heska acquired Cuattro Veterinary USA, LLC, which was subsequently renamed Heska Imaging US, LLC and which was partially owned by Mr. Wilson, Shawna M. Wilson, and the Children's Trusts, in exchange for shares of Heska's Common Stock. As a result of this acquisition and subsequent related transactions, 153,027 shares were issued to Cuattro, a corporation which is 100% owned by Mr. Wilson, Shawna M. Wilson, and the Children's Trusts; 21,810 shares were issued to Mr. Wilson; 20,092 were issued to Shawna M. Wilson; and 16,432 shares were issued to each of the Children in non-revocable trusts for their benefit with Clint Roth, an independent, non-related individual, as trustee. Mr. Wilson is deemed to beneficially own the shares of Common Stock owned by Cuattro, pursuant to Rule 13d-3 of the Exchange Act, as he has voting and dispositive rights over these shares. Because Mr. Wilson does not have voting or dispositive power over the shares held by Shawna M. Wilson or the Children, he is not deemed to beneficially own such shares.

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On March 26, 2014, Mr. Wilson was issued a Restricted Stock Award subject to time-base service vesting for 110,000 shares of Heska's Common Stock as further described in the Employment Agreement between Mr. Wilson and Heska effective as of March 26, 2014 (the "Employment Agreement").
On May 5, 2014, Mr. Wilson was issued a Restricted Stock Award subject to performance-based vesting for 130,000 shares of Heska's Common Stock as further described in his Employment Agreement.
On May 31, 2016, Heska acquired Cuattro Veterinary, LLC, which was subsequently renamed Heska Imaging International, LLC and which was partially owned by the Wilson Family Trust, in exchange for shares of Heska's Common Stock. As a result of this acquisition, 138,743 shares were issued to the Wilson Family Trust. The acquisition was effected pursuant to an Agreement and Plan of Merger among Heska Corporation, Cuattro Veterinary, LLC, Kevin S. Wilson, Cuattro LLC, Lane Naffziger, Clint Roth, DVM and Doug G. Wilson, III, dated as of March 14, 2016 (the "Merger Agreement").
Item 4. Purpose of Transaction
The information contained in item 3 above is incorporated herein by reference. Mr. Wilson's purposes in acquiring Heska's stock were (i) to consolidate operations of Heska and Cuattro Veterinary USA, LLC (ii) and as part of his incentive compensation as an executive of Heska.
Mr. Wilson serves as President and CEO of Heska.
On February 24, 2013, Mr. Wilson was granted an Incentive Stock Option for the right to buy 11,000 shares of Heska's Common Stock at an exercise price of $8.35 per share. On November 21, 2013, Mr. Wilson was granted an Incentive Stock Option for the right to buy 25,000 shares of Heska's Common Stock at an exercise price of $7.36 per share. Both stock option grants vest and become exercisable in equal monthly amounts until the fourth anniversary of their grant, at which time such option grant shall be vested and exercisable in full. Mr. Wilson has not yet exercised any portion of either stock option, but intends to do so in the future, which would result in an acquisition of additional shares of Heska's Common Stock.
On November 30, 2014, Cuattro disposed of 28,928 of its shares of Heska's Common Stock at a price per share of $14.00.
On March 9, 2015, Mr. Wilson disposed of 10,000 shares of Heska's Common Stock.
Pursuant to Mr. Wilson's Employment Agreement, 27,500 shares of his restricted stock subject to time-based vesting vested on each of September 26, 2014, March 26, 2015 and March 26, 2016. Also pursuant to the Employment Agreement, 65,000 shares vested based on Heska's 2014 performance and 13,000 shares vested on each of October 30, 2014, February 18, 2015, April 21, 2015, June 28, 2015 and November 11, 2015.
On June 8, 2015, Mr. Wilson disposed of 11,810 shares of Heska's Common Stock.
Between August 10, 2015 and August 11, 2015, Mr. Wilson disposed of 5,401 shares of Heska's Common Stock.
Between August 13, 2015 and August 14, 2015, Mr. Wilson disposed of 2,101 shares of Heska's Common Stock.
On August 17, 2015, Mr. Wilson disposed of 2,498 shares of Heska's Common Stock.
On November 18, 2015, each of the Children's Trusts disposed of 1,500 shares of Heska's Common Stock.
Between December 2, 2015 and December 3, 2015, each of the Children's Trusts disposed of 1,500 shares of Heska's Common Stock.

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Between May 5, 2016 and May 9, 2016, Mr. Wilson disposed of 10,000 shares of Heska's Common Stock.
On May 10, 2016, Mr. Wilson disposed of 15,000 shares of Heska's Common Stock.
On May 12, 2016, Mr. Wilson disposed of 5,000 shares of Heska's Common Stock.
On June 2, 2016, Mr. Wilson disposed of 20,000 shares of Heska's Common Stock.
Subject to the foregoing, Mr. Wilson does not have a current plan or proposals which relate to the following:
(a) a sale or transfer of a material amount of assets of Heska or any of its subsidiaries;
(b) any change in the present board of directors or management of Heska, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(c) any material change in the present capitalization or dividend policy of Heska;
(d) any other material change in Heska's business or corporate structure including but not limited to, if Heska is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(e) changes in Heska's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Heska by any person;
(f) causing a class of securities of Heska to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(g) a class of equity securities of Heska becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or
(h) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a)    Heska had 6,875,278 shares of Common Stock outstanding as of May 31, 2016, as reported by in its Form 8-K filed with the Commission on June 6, 2016. Mr. Wilson beneficially owns 542,723 shares of Common Stock of Heska, representing approximately 7.9% of the total outstanding shares of Heska's Common Stock.
The Wilson Family Trust, a Reporting Person, beneficially owns an aggregate of 138,743 shares of Heska's Common Stock, representing approximately 2.0% of the total outstanding shares of Heska's Common Stock.
Cuattro, a Reporting Person, beneficially owns an aggregate of 124,099 shares of Heska's Common Stock, representing approximately 1.87% of the total outstanding shares of Heska's Common Stock.
Shawna M. Wilson, a Reporting Person, beneficially owns an aggregate of 212,563 shares of Heska's Common Stock, representing approximately 3.1% of the total outstanding shares of Heska's Common Stock.
Each of the Children's Trusts, each individually a Reporting Person, beneficially owns an aggregate of 13,432 shares of Heska's Common Stock, representing approximately 0.2% of the total outstanding shares of Heska's Common Stock.
(b)    Mr. Wilson has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of 206,061 shares of Heska's Common Stock. He has a shared power to vote or direct to

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vote, and the shared power to dispose of or direct the disposition of 336,662 shares of Heska's Common Stock.
The Wilson Family Trust has the shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of 138,743 shares of Heska's Common Stock.
Cuattro has the shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of 124,099 shares of Heska's Common Stock.
Mrs. Wilson has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of 20,092 shares of Heska's Common Stock. She has a shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of 192,471 shares of Heska's Common Stock.
Each of the Children's Trusts has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of 13,432 shares of Heska's Common Stock.
(c)    Not applicable.
(d)    Not applicable.
(e)    Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between the Reporting Persons and any other person with respect to securities of the Issuer.
Item 7. Material to be Filed as Exhibits
The following agreements and or documents are being filed with, or incorporated by reference into, this Statement:
1.Form 8-K of Heska, filed with the Commission on June 6, 2016 and incorporated herein by reference.
2.Employment Agreement (incorporated by reference to Heska's Form 10-K for the year ended December 31, 203).
3.Restricted Stock Grant Agreement between Heska and Kevin S. Wilson, effective as of March 26, 2014 (incorporated by reference to Heska's Form 10-K for the year ended December 31, 2013).
4.Restricted Stock Grant Agreement between Heska and Kevin S. Wilson, effective as of May 6, 2014 (incorporated by reference to Heska's Form 10-K for the year ended December 31, 2014).
5.Merger Agreement (incorporated by reference to Heska's Form 10-K for the year ended December 31, 2015).
6.Unit Purchase Agreement dated February 22, 2013, among Heska, Heska Imaging US, LLC, Kevin S. Wilson and the then other members of Heska Imaging US, LLC (incorporated by reference to Heska’s Form 8-K filed with the Commission on February 26, 2013).
7.Merger Consideration Schedule to Merger Agreement dated as of May 31, 2016 (filed herewith).
8.Joint Filing Agreement (filed herewith).

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SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 6, 2016

Kevin S. Wilson

By:	/s/ Kevin S. Wilson
Kevin S. Wilson

Shawna M. Wilson

By:	/s/ Shawna M. Wilson
Shawna M. Wilson

Christian Kyle Wilson Trust

By:	/s/ Clint Roth
Name:	Clint Roth
Title:	Trustee

Collin Michael Wilson Trust

By:	/s/ Clint Roth
Name:	Clint Roth
Title:	Trustee

Conner Jacob Wilson Trust

By:	/s/ Clint Roth
Name:	Clint Roth
Title:	Trustee

Cora L. Wilson Trust

By:	/s/ Clint Roth
Name:	Clint Roth
Title:	Trustee

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Wilson Family Trust

By:	/s/ Kevin S. Wilson
Name:	Kevin S. Wilson
Title:	Trustee

Cuattro, LLC

By:	/s/ Kevin S. Wilson
Name:	Kevin S. Wilson
Title:	Manager